Virtusa Corporation
2000 West Park Drive
Westborough, Massachusetts 01581
July 31, 2007
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561
Re:  Virtusa Corporation: Registration Statement on Form S-1 (File No. 333-141952)
Ladies and Gentlemen:
     In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Virtusa Corporation (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on August 2, 2007, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.
The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of Page Intentionally Left Blank.]

Sincerely, VIRTUSA CORPORATION
By:	/s/ Kris Canekeratne
Kris Canekeratne
Chief Executive Officer

cc:
Paul D. Tutun, Virtusa Corporation
John J. Egan III, Goodwin Procter LLP
Edward A. King, Goodwin Procter LLP